UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Atlas Air Worldwide Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

049164205

(CUSIP Number)

May 4, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164205

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Amazon.com, Inc. 91-1646860
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 2,040,709
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power* 2,040,709
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,040,709
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 7.6%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

(a)	Name of Issuer

Atlas Air Worldwide Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2000 Westchester Avenue Purchase, New York 10577

Item 2.

(a)	Name of Person(s) Filing

Amazon.com, Inc.

(b)	Address of Principal Business Office or, if none, Residence

410 Terry Avenue North Seattle, Washington 98109

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

049164205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,040,709*

(b) Percentage of class: 7.6%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 2,040,709

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,040,709

(iv) Shared power to dispose or to direct the disposition of: 0

*	On May 4, 2016, pursuant to the Investment Agreement, dated as of May 4, 2016 (the “Investment Agreement”), by and between Amazon.com, Inc. (“Amazon”) and Atlas Air Worldwide Holdings, Inc. (the “Issuer”), the Issuer issued Amazon warrants (the “Warrants”) to acquire up to 11,250,000 shares of Common Stock, par value $0.01 per share (“Common Stock”), that initially will become exercisable with respect to a portion of the shares subject to the Warrants after the Issuer’s first special meeting of stockholders where such stockholders vote on the issuance by the Issuer of shares of its Common Stock in excess of 4,937,392 shares (representing 19.9% of the Issuer’s issued and outstanding Common Stock as of May 4, 2016) pursuant to the Warrants (the “Special Meeting”). The remaining shares of Common Stock subject to the Warrants will vest and become exercisable upon the achievement of certain commercial milestones, subject to certain regulatory approvals and the terms and conditions outlined in the Warrants.

The number of shares of Common Stock that will become exercisable after the Special Meeting is calculated with reference to applicable notification and clearance thresholds in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and is reported in this statement as of May 16, 2016 with reference to the market price of the Common Stock on May 4, 2016, as calculated pursuant to the HSR Act and the applicable HSR Act thresholds. To the extent the market price of the Common Stock increases or the applicable HSR Act threshold decreases, the number of shares of Common Stock beneficially owned by Amazon would decrease. To the extent the market price of the Common Stock decreases or the applicable HSR Act threshold increases, the number of shares of Common Stock beneficially owned by Amazon would increase; however, based on the exercise price of the Warrants, any increase in the number of shares of Common Stock beneficially owned by Amazon as a result of any decrease in the market price of the Common Stock will not be material.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2016

AMAZON.COM, INC.

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President